                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                 SCHEDULE 14F-1


                      STATEMENT OF ELECTION OR DESIGNATION
                       OF MAJORITY OF DIRECTORS OF ISSUER
          BY OWNER OF MORE THAN FIVE PERCENTUM OF CLASS OF SECURITIES
                   AT OTHER THAN MEETING OF SECURITY HOLDERS

                              PURSUANT TO SECTION
                  14(F) OF THE SECURITIES EXCHANGE ACT OF 1934


                          BONRAY DRILLING CORPORATION
                                (NAME OF ISSUER)


                               RICHARD B. HEFNER
                                   PRESIDENT
                          BONRAY DRILLING CORPORATION
                           4701 NORTHEAST 23RD STREET
                            OKLAHOMA CITY, OK  73121
                                  405/424-4327

         (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                          BONRAY DRILLING CORPORATION
                           4701 NORTHEAST 23RD STREET
                         OKLAHOMA CITY, OKLAHOMA  73121


                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

                              ____________________

             NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS
           IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
              NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED
                        NOT TO SEND THE COMPANY A PROXY.

                              ____________________

         This Information Statement is being mailed on or about January 29, 1997 to the holders of record of shares of the common stock, $1.00 par value per share (the "Shares"), of Bonray Drilling Corporation (the "Company"). Acquisition Drilling, Inc., a Delaware corporation (the "Purchaser") and the wholly-owned subsidiary of DLB Oil & Gas, Inc., an Oklahoma corporation ("Parent"), has offered to purchase all outstanding Shares of the Company at a price of $30 per share, net to the seller in cash, without interest (the "Offer"). The Offer is being made pursuant to the Agreement and Plan of Merger among the Company, Parent and the Purchaser dated January 6, 1997 (the "Merger Agreement"). You are receiving this Information Statement in connection with the possible election of persons designated by the Purchaser to a majority of the seats on the Board of Directors of the Company (the "Board") as set forth in the Merger Agreement. The Company expects that the Purchaser's designees will constitute such a majority promptly following the purchase by the Purchaser of Shares pursuant to the Offer, which the Company anticipates will be after February 7, 1997. The terms of the Merger Agreement, and the designation of new directors, was described in the Company's Solicitation/Recommendation Statement on Schedule 14D-9 previously mailed to the holders of record of Shares on January 10, 1997. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

         Pursuant to the Merger Agreement, on January 10, 1997, the Purchaser commenced the Offer, which is currently scheduled to expire on February 7, 1997, at which time, if the Offer is not extended and all conditions of the Offer have been satisfied or waived, the Purchaser is obligated to purchase all Shares validly tendered pursuant to the Offer and not withdrawn.

         Effective upon the payment by the Purchaser for the Shares pursuant to the Offer, the Purchaser shall be entitled to designate the number of directors of the Company, rounded up to the next whole number, that equals the product of
(i) the total number of directors on the Board (giving effect to the election or appointment of any additional directors pursuant to the terms of the Merger Agreement), and (ii) the percentage that the number of shares beneficially owned by Parent and the Purchaser (including shares accepted for payment) bears to the total number of shares outstanding. The Company has agreed that it will take all action necessary to cause the Purchaser's designees to be elected or appointed to the Board.

         IN THE EVENT THAT THE PURCHASER DOES NOT ACQUIRE ANY SHARES PURSUANT TO THE OFFER OR TERMINATES THE OFFER, THE PURCHASER WILL NOT HAVE ANY RIGHT UNDER THE MERGER AGREEMENT TO HAVE THE PURCHASER DESIGNEES ELECTED OR APPOINTED TO THE COMPANY'S BOARD OF DIRECTORS.

         The information contained in this Information Statement concerning the Purchaser Designees (hereinafter defined) has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.


                         VOTING SECURITIES OUTSTANDING,
                             SECURITY OWNERSHIP OF
                     MANAGEMENT AND PRINCIPAL STOCKHOLDERS

         As of January 7, 1997, 423,540 Shares were issued and outstanding, and each share is entitled to one vote. As of January 7, 1997, Cede & Co. owned of record but not beneficially, 217,045 Shares (51.2%). Cede & Co., the nominee for the Depository Trust Company, holds securities of record for participating financial institutions such as banks and brokers/dealers.

         The following table sets forth, as of January 7, 1997, the number of Shares held by each person who is known to the Company to own beneficially more than 5% of the outstanding Shares.


                                             Amount and Nature
Name and Address of                            of Beneficial                        Percent
 Beneficial Owner                                Ownership *                        of Class
-------------------                         -------------------                     --------
Raymond H. Hefner, Jr.                      165,660 (1) (2) (3)                      39.1%
P. O. Box 20750
Oklahoma City, OK  73156

Bonnie B. Hefner                            165,660 (1) (2) (3)                      39.1%
P. O. Box 20750
Oklahoma City, OK  73156

Brenda H. Burkey                            149,040 (3) (4) (5)                      35.2%
1700 Huntington Avenue
Oklahoma City, Oklahoma  73116

Richard B. Hefner                           148,970 (3) (6)                          35.2%
Route 3, Box 294
Seminole, Oklahoma  74868

Vici H. Heitzke                             148,850 (3)                              35.1%
3909 Surrey Road
Edmond, Oklahoma  73013

HBH Enterprises A
   Limited Partnership                      148,850 (3)                              35.1%
P. O. Box 20750
Oklahoma City, OK  73156

P. Oppenheimer Investment                    28,596                                   6.8%
   Partnership L.P.
119 W. 57th Street
New York, NY  10019

Stockholder Group                           229,715 (7)                              54.2%
4701 Northeast 23rd Street
Oklahoma City, OK  73121


* Unless otherwise noted, the person named has sole voting and investment power over the Shares reflected opposite his/her/its name.

(1) Includes 960 Shares held of record by Mr. Hefner and the right to acquire beneficial ownership of 15,170 Shares held by the Raymond H. Hefner, Jr. Revocable Trust, of which Mr. Hefner is settlor and sole trustee and over which Mr. Hefner has sole voting and investment power. Mrs. Hefner disclaims any beneficial interest in these Shares.

(2) Includes 680 Shares held by Mr. and Mrs. Hefner as joint tenants and as to which they share voting and investment power.

(3) Includes 148,850 Shares held by HBH Enterprises A Limited Partnership ("HBH"). The general partner of HBH is HBH Holding Corporation ("Holding"), and the limited partners are Raymond H. Hefner, Jr., Trustee, Raymond H. Hefner, Jr. Revocable Trust, Bonnie B. Hefner Revocable Trust, Bonnie B. Hefner, Trustee, Raymond H. Hefner, Jr. Revocable Trust, Bonnie B. Hefner Revocable Trust, Vici H. Heitzke, Brenda H. Burkey, Richard B. Hefner, Gary F. Fuller, Trustee, Vici Kay Heitzke Trust, Brenda Gay Burkey Trust, Richard B. Hefner Trust, Bonnie B. Hefner, Trustee, Leah Michelle Heitzke Family Trust, Phillip Matthew Heitzke Family Trust, Christopher Conor Burkey Family Trust, Nicole Raye Burkey Family Trust, Natalie Ann Burkey Family Trust, Leah Michelle Heitzke Minor's Trust, Phillip Matthew Heitzke Minor's Trust, Christopher Conor Burkey Minor's Trust, Nicole Raye Burkey Minor's Trust, Natalie Ann Burkey Minor's Trust, Katherine H. Hefner Minor's Trust, Ryan H. Hefner Minor's Trust, Matthew G. Heitzke, Trustee, Leah Michelle Heitzke Family Trust, Phillip Matthew Heitzke Family Trust, Leah Michelle Heitzke Minor's Trust, Phillip Matthew Heitzke Minor's Trust, Christopher H. Burkey, Trustee, Christopher Conor Burkey Family Trust, Nicole Raye Burkey Family Trust, Natalie Ann Burkey Family Trust, Christopher Conor Burkey Minor's Trust, Nicole Raye Burkey Minor's Trust, Natalie Ann Burkey Minor's Trust, Lisa K. Hefner, Trustee, Katherine H. Hefner Minor's Trust, Ryan H. Hefner Minor's Trust. The outstanding capital stock of Holding is owned 35% by Raymond H. Hefner, Jr.; 35% by Bonnie B. Hefner, wife of Raymond H. Hefner, Jr.; with 10% each by Vici
H. Heitzke, Brenda H. Burkey and Richard B. Hefner, the three (3) adult children of Raymond and Bonnie Hefner. Raymond and Bonnie Hefner are the directors of Holding, and Raymond H. Hefner, Jr. is president of Holding and has voting and dispositive power with respect to the Shares of the Company held by HBH.

(4) Includes 10 Shares held of record by Brenda H. Burkey, over which Brenda H. Burkey has sole voting and investment power. Christopher H. Burkey disclaims any beneficial interest in these Shares.

(5) Includes 180 Shares held of record by Christopher H. Burkey, over which Christopher H. Burkey has sole voting and investment power. Brenda H. Burkey disclaims any beneficial interest in these Shares.

(6) Includes 120 Shares held of record by Richard B. Hefner, over which Richard B. Hefner has sole voting and investment power.

(7) On January 6, 1997, HBH (148,850 Shares), Raymond H. Hefner, Jr. (16,130 Shares), Richard B. Hefner (120 Shares), Gary F. Fuller, as Trustee of the Vici Kay Heitzke Trust, the Brenda Gay Burkey Trust and the

Richard B. Hefner Trust (collectively, 120 Shares), James R. Tolbert III, Custodian and as Trustee of the James R. Tolbert III Revocable Trust (collectively, 11,450 Shares), Egean Financiera Corporation (29,819 Shares), Circle Shipping Company (8,570 Shares), Sierra Financiera Corporation (7,915 Shares) and Michael Teriakidis (6,741 Shares) executed that certain Stockholder Tender Agreement (the "Stockholder Tender Agreement"), thereby agreeing to act as a group to tender their Shares to Purchaser pursuant to the Offer. See footnotes (1), (2), (3) and (6) above regarding beneficial ownership of Shares by Raymond H. Hefner, Jr., Richard B. Hefner and HBH. See footnote (3) to the table next following this table regarding beneficial ownership of Shares by James R. Tolbert III.

         The following table and notes thereto set forth, as of January 7, 1997, the number of Shares beneficially owned by all directors of the Company, the Company's Chief Executive Officer, and all directors and officers of the Company as a group. The Company has been provided such information by its directors and officers.


                                           Amount and Nature
Name and Address of                          of Beneficial                        Percent
 Beneficial Owner                              Ownership *                        of Class
-------------------                       -------------------                     --------
Raymond H. Hefner, Jr.                    165,660 (1)                              39.1%
P. O. Box 20750
Oklahoma City, OK  73156

Richard B. Hefner                         148,970 (2)                              35.2%
Route 3, Box 294
Seminole, Oklahoma  74868

James R. Tolbert III                       11,590 (3)                               2.7%
2321 Belleview Terrace
Oklahoma City, Oklahoma  73118

William B. Cleary                              -0-                                   -
1607 Dorchester Drive
Oklahoma City, Oklahoma  73120

Hobart A. Smith                                -0-                                   -
14 Sawmill Grove Court
The Woodlands, Texas  77380

All Officers and Directors as             177,240                                  41.8%
     a group (11 persons)


* Unless otherwise noted, the person named has sole voting and investment power over the Shares reflected opposite his name.

(1) Includes 960 Shares held of record by Mr. Hefner and the right to acquire 15,170 Shares held by the Raymond H. Hefner, Jr. Revocable Trust, of which Mr. Hefner is settlor and sole trustee and over which Mr. Hefner has sole voting and investment power. Mr. Hefner and his wife share voting and investment power with respect to 680 Shares included above held by them as joint tenants. Mr. Hefner shares voting and investment power as to 148,850 Shares included above, as hereinabove set forth in footnote (3) to the preceding table.

(2) Includes 120 Shares held of record by Mr. Richard B. Hefner, of which Mr. Hefner has sole voting and investment power. Mr. Hefner shares voting and investment power as to 148,850 Shares including above, as hereinabove set forth in footnote (3) to the preceding table.

(3) Mr. Tolbert disclaims any beneficial ownership of 160 Shares included above, of which 10 Shares are owned by his wife, 40 Shares are owned by his four adult children, and 110 Shares are held by S.C. Bomielle, Inc., a nominee corporation holding such Shares for Mr. Tolbert's adult children. Mr. Tolbert has sole voting and investment power over the Shares described above, except with respect to the Shares owned by his wife, as to which he has no voting or investment power, and the 110 Shares held by S.C. Bomielle, Inc., as to which he shares voting power.

         Other than the Merger Agreement, which is described in the Schedule 14D-9 which was previously mailed to the holders of record of Shares, on January 10, 1997, the Company is not aware of any arrangements, the operations of which may at a subsequent date may result in a change of control of the Company.

                                  DIRECTORS
                     Information Concerning the Board of
                       Directors and Committees of the
                                    Board

         The Company has a standing Audit Committee, the members of which are Messrs. Cleary and Smith. No meetings were held by such committee during the last fiscal year. The functions performed by such committee, which for fiscal year 1996 were performed by the Board of Directors, include nomination of the independent auditors of the Company, review of the proposed scope of the independent audits and the results thereof, review with management personnel of the independent auditors' observations on financial policy, controls and personnel, review of any significant change in accounting policy and accounting for any major transaction and review of corporate policy for avoiding conflicts of interest.

         One meeting of the Board of Directors was held during the last fiscal year and all directors with the exception of Mr. Cleary attended the meeting. The Board of Directors held a meeting on November 6, 1996, where all directors but Mr. Tolbert attended, and a special meeting on January 6, 1997, where all directors attended in person, except for Mr. Smith, who attended by telephone, to consider the Merger Agreement. The Company does not have standing Nominating or Executive Committees.


                   Information Concerning Existing Directors

         The information appearing in the following table and discussion, with respect to principal occupation or employment during the past five years and present directorships, has been furnished to the Company by the respective directors. Richard B. Hefner is the son of Raymond H. Hefner, Jr. All directors are United States citizens.

                                                           Date Term                 Director
Name and Principal Occupation             Age               Expires                   Since
-----------------------------             ---              ---------                 ---------
Raymond H. Hefner, Jr., Chairman          69               Nov. 1997                 March, 1980
   of the Board of the Company;
   President, Bonray, Inc.;
   President, HBH Holding Corporation

William B. Cleary, Manager,               76               Nov. 1997                 May, 1981
   Cleary Exploration L.L.C.

Richard B. Hefner, President and          36               Nov. 1997                 October, 1990
   Chief Executive Officer of the
   Company; Vice President, Bonray,
   Inc.; Vice President, HBH Holding
   Corporation

Hobart A. Smith, Vice President           59               Nov. 1997                 May, 1981
   of Smith International, Inc. and
   Consultant to the President

James R. Tolbert III, Chairman,           61               Nov. 1997                 March, 1980
   President, Chief Executive
   Officer and Treasurer of First
   Oklahoma Corporation


         Raymond H. Hefner, Jr. was elected Chairman of the Board of Directors of the Company upon its inception in March 1980. He served as Chief Executive Officer from that time until June 30, 1993. He founded Bonray Energy Corporation, a company engaged in oil and gas exploration and production and the predecessor of the Company's operations, in 1957. He served as Chairman of the Board, Chief Executive Officer and Treasurer of Bonray Energy Corporation until it's sale on November 1, 1991. Mr. Hefner also serves as President of Bonray, Inc., a privately held oil and gas investment company, and President of HBH Holding Corporation, the general partner of HBH Enterprises A Limited Partnership, an Oklahoma limited partnership, a privately held investment company. Mr. Hefner served as Chairman of the Board of Liberty Bank and Trust Company of Oklahoma City, N.A., a national bank, and Vice Chairman of the Board of Liberty Bancorp, Inc., a bank holding company; and he currently serves as a director of Liberty Bancorp, Inc., Liberty Bank and Trust Company of Oklahoma City, N.A., Liberty Bank and Trust Company of Tulsa, N.A., Liberty Mutual Insurance Company, Liberty Life Assurance Company, and Liberty Mutual Fire Insurance Company, all national insurance companies. Mr. Hefner is also a director of Gulf Canada Resources, Ltd., headquartered in Calgary.

         William B. Cleary formed Cleary Exploration, L.L.C., an oil and gas exploration company, in January, 1993, where he serves as Manager. He was Chief Executive Officer, President and Director of Boswell Energy Corporation, Oklahoma City, Oklahoma 73118), a company engaged in oil and gas exploration and production, from July, 1976 to June, 1992. He is a Director of Bank of Oklahoma, N.A. and BOK Financial Corp. In 1950 he founded Cleary Petroleum Corporation and served as Chief Executive Officer of that company and its successors until 1976. (On November 1, 1973, Cleary Petroleum Corporation was acquired by W.R. Grace & Co., and in 1978, changed its name to Grace Petroleum Corporation.)

         Richard B. Hefner was elected President, Chief Operating Officer and Director of the Company in October, 1990, and on June 30, 1993, was elected Chief Executive Officer. Mr. Hefner serves as Vice President of Bonray, Inc., a privately held oil and gas investment company, and Vice President of HBH Holding Corporation, the general partner of HBH Enterprises A Limited Partnership, an Oklahoma limited partnership, a privately held investment company. Mr. Hefner has served as Vice President and General Manager of Canadian Valley Ranch, Inc., a pure-bred livestock production company, since 1982. The address is Route 3, Box 294, Seminole, Oklahoma 74868.

         Hobart A. Smith has served in various capacities with Smith International, Inc./Smith Tool Division, a manufacturing company (P.O. Box 60068, Houston, Texas 77205), since 1965, including various sales, managerial and vice presidential positions. Since August, 1979, he has served as Vice President, and since 1992, also serves as Consultant to the President.

         James R. Tolbert III served as President, Treasurer and Director of Anta Corporation from September, 1972, and Chairman of the Board of Directors from November, 1976, until its liquidation in April, 1985. From April, 1985, until November, 1989, he served as Trustee of the Anta Corporation Liquidating Trust. On July 16, 1986, Mr. Tolbert was elected Chairman, President, Chief Executive Officer and Treasurer of First Oklahoma Corporation, a holding company (120 E. Sheridan, Oklahoma City, Oklahoma 73104). He served as a Director of Bonray Energy Corporation until its sale in November 1, 1991.


                             EXECUTIVE COMPENSATION

         The following information is set forth with respect to all cash compensation paid by the Company for services rendered in all capacities to the Company during the three fiscal years ended June 30, 1996, to the Company's most highly compensated executive officers whose cash compensation exceeded $100,000 and the Chief Executive Officer of the Company regardless of compensation level.


                           SUMMARY COMPENSATION TABLE

                                                                         Long Term Compensation
                                                                  ----------------------------------
                               Annual Compensation                       Awards              Payouts
                      -----------------------------------------   ---------------------      -------
                                                         Other
      Name                                              Annual    Restricted                                All Other
      and                                               Compen-      Stock                    LTIP           Compen-
   Principal                    Salary        Bonus     sation      Award(s)   Options/      Payouts          sation
    Position          Year       ($)           ($)        ($)         ($)      SAR's(#)        ($)             ($)
    --------          ----       ---           ---        ---         ---      --------        ---             ---
Richard B. Hefner
   CEO                 1996      $90,000       $-0-       $-0-        $-0-        -0-         $-0-          $2,700 *
Richard B. Hefner
   CEO                 1995      $70,000       $-0-       $-0-        $-0-        -0-         $-0-          $2,100 *
Richard B. Hefner
   CEO                 1994      $70,000       $-0-       $-0-        $-0-        -0-         $-0-          $2,100 *


* Amounts paid to the account of Mr. Richard Hefner as a participant in the Savings and Thrift Plan for Employees of Bonray Drilling Corporation (the "Savings Plan"). All officers and employees of the Company who meet certain eligibility requirements (such as attaining the age of 18 and one (1) year of service to the Company) are eligible to participate in the Savings Plan.

                           Compensation of Directors

         Messrs. Raymond Hefner and Richard Hefner do not receive additional compensation for serving as directors. All outside directors are paid $500 for each board and committee meeting attended.

                          TRANSACTIONS WITH MANAGEMENT

         For the fiscal year ended June 30, 1996, the Company made no purchases or had any other transactions with management. Since June 30, 196, the Company has made no purchases or had any other transactions with, or proposed any purchases or other transactions with, management.

                   INFORMATION CONCERNING PURCHASER DESIGNEES

         Pursuant to the provisions of the Merger Agreement, the Purchaser may designate from among the persons identified below the persons to be elected to the Board (the "Purchaser Designees"). It is expected that the Purchaser Designees will assume office promptly upon the purchase by the Purchaser of Shares pursuant to the Offer, which the Company expects will be after February 7, 1997, and that they will thereafter constitute at least a majority of the Board. The Purchaser has informed the Company that each of the Purchaser Designees has consented to act as a director, if so designated.

         None of the executive officers and directors of Parent or the Purchaser currently is a director of, or holds any position with, the Company. The Company has been advised that, to the best knowledge of the Parent and the Purchaser, none of Parent's or the Purchaser's directors, executive officers, affiliates or associates beneficially owns any equity securities, or rights to acquire any equity securities, of the Company and none has been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission other than those described herein.

         The following table sets forth the name, age, present principal occupation or employment and five year employment history of each of the Purchaser Designees, as of January 7, 1997. Except as otherwise indicated below, the business address of each Purchaser Designee is DLB Oil & Gas, Inc., 1601 Northwest Expressway, Suite 700, Oklahoma City, Oklahoma 73118-1401, and each such person is a citizen of the United States.

         Mike Liddell, age 43, has served as Chief Executive Officer of Parent since October 1994, and as a director of Parent since 1991. From 1991 to 1994, Mr. Liddell was President of Parent. From 1979 to 1991, he was President and Chief Executive Officer of DLB Energy Corporation. He received a B.S. degree in education from Oklahoma State University. He is the brother of Mark Liddell.

         Mark Liddell, age 42, has served as the President of Parent since October 1994, and since 1991 has been a director of Davidson Oil & Gas, Inc. and Parent. From 1991 to 1994, Mr. Liddell was Vice President of Parent. From 1985 to 1991, he was Vice President of DLB Energy Corporation. From 1991 to May 1995, Mr. Liddell served as a director of TGX Corporation, a publicly-held oil and gas company, and, from 1989 to 1990, he served as a director of Kaneb Services, Inc., a publicly-held industrial services and pipeline transportation company. He received a B.S. degree in education and a J.D. degree from the University of Oklahoma. He is the brother of Mike Liddell.

         Gary C. Hanna, age 39, has served as Executive Vice President and Chief Operating Officer of Parent since October 1994. From 1982 to October 1994, he was President and Chief Executive Officer of Hanna Oil Properties, Inc., an Oklahoma City-based petroleum consulting company. Beginning in 1991 and continuing until Mr. Hanna joined Parent, Hanna Oil Properties, Inc. performed most of the Parent's acquisition and land services. He received a B.B.A. degree in economics from the University of Oklahoma. Mr. Hanna is on the Board of Directors of the Oklahoma Independent Producers Association.

         Ronald D. Youtsey, age 41, has served as Senior Vice President and Chief Financial Officer of Parent since October 1994. Mr. Youtsey joined Parent as Controller in 1991. From 1979 to 1991, he was employed by French Petroleum Corporation, an oil and gas exploration and production company, last serving as Vice President of

Finance. Mr. Youtsey is a Certified Public Accountant and a member of the American Institute of Certified Public Accountants. He received a B.S. degree in accounting from the University of Central Oklahoma.

         Ted A. Campbell, age 36, has served as Vice President of Drilling and Production for Parent since October 1994 and was Operations Manager from 1991 until 1994. From 1987 until the formation of Parent, he was employed by DLB Energy Corporation as a geologist. Mr. Campbell is a member of the American Association of Petroleum Geologists. He received a B.S. degree in geology from Oklahoma State University.